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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 3)*

INLAND RESOURCES INC. (Name of Issuer)

Common Stock, par value $0.001 per share (Title of Class of Securities)

45746920-3 (CUSIP Number)

Michael E. Cahill, Esq.
Managing Director & General Counsel
The TCW Group, Inc.
865 South Figueroa Street, Ste. 1800
Los Angeles, California 90017
(213) 244-0000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 30, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45746920-3	SCHEDULE 13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The TCW Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		116,787,596
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		116,787,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,787,596*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%**

14	TYPE OF REPORTING PERSON*
HC,CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45746920-3	SCHEDULE 13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Trust Company of the West

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		116,787,596
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		116,787,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,787,596*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%**

14	TYPE OF REPORTING PERSON*
OO, HC

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45746920-3	SCHEDULE 13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
TCW Asset Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		116,787,596
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		116,787,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,787,596*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%**

14	TYPE OF REPORTING PERSON*
CO, IA

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45746920-3	SCHEDULE 13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
TCW Royalty Company (successor to TCW Royalty Company V)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		116,787,596
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		116,787,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,787,596*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%**

14	TYPE OF REPORTING PERSON*
CO, HC

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45746920-3	SCHEDULE 13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		116,787,596
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		116,787,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,787,596*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%**

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45746920-3	SCHEDULE 13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Inland Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO. Exchange of a $98,968,964 subordinated note of the Issuer, No. R-001, due September 30, 2009, and all accumulated interest thereon, previously issued by Inland Resources Inc. to Inland Holdings, LLC.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		116,787,596
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		116,787,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,787,596*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%**

14	TYPE OF REPORTING PERSON*
OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

*
Represents the sum of (i) 297,196, which is the number of shares of Common Stock held by Inland Holdings, LLC ("Holdings") at the time of this filing and (ii) 116,490,400, which is the number of shares of Common Stock that may be deemed to be beneficially owned by Holdings pursuant to the Exchange and Stock Issuance Agreement by and among Inland Resources Inc. (the "Issuer"), Inland Production Company, Holdings and SOLVation, Inc. ("SOLVation") dated as of January 30, 2003 (the "Exchange Agreement"), assuming that the transactions contemplated by the Exchange Agreement are consummated as currently anticipated on March 7, 2003. Pursuant to the Exchange Agreement, (x) Holdings will exchange a subordinated note of Inland Resources Inc. held by it in the principal amount of $98,968,964 and all accumulated interest thereon for (1) 22,053,000 shares of newly issued Common Stock and (2) 911,588 shares of the issuer's Series F Preferred Stock, plus 338 shares per day for each day after November 30, 2002 up to and including the anticipated closing date of the transactions contemplated by the Exchange Agreement (the "Exchange Closing Date") and (y) SOLVation will exchange a junior subordinated note of Inland Resources Inc. held by it in the principal amount of $5,000,000 and all accumulated interest thereon for 68,854 shares of the issuer's Series F Preferred Stock, plus 27 shares per day for each day after November 30, 2002 up to and including the Exchange Closing Date. Each share of Series F Preferred Stock shall be automatically converted into 100 shares of Common Stock when a sufficient number of shares of Common Stock have been authorized pursuant to an appropriate amendment to the Articles of Incorporation of the Issuer. The obligations of Holdings to effect the exchange of its subordinated note on the Exchange Closing Date are conditioned upon, among other things, the concurrent exchange of the junior subordinated note held by SOLVation pursuant to the Exchange Agreement and similarly, the obligations of SOLVation to effect the exchange of its junior subordinated note on the Exchange Closing Date are conditioned upon, among other things, the concurrent exchange of the subordinated note held by Holdings pursuant to the Exchange Agreement.

**
Because the issuance of shares of the Issuer's Series F Preferred Stock to Holdings pursuant to the Exchange Agreement will occur only if additional shares of Common Stock and shares of Series F Preferred Stock are concurrently issued to SOLVation, the shares of Common Stock issuable to SOLVation at the Exchange Closing Date, and the shares of Common Stock into which the shares of Series F Preferred Stock issuable to SOLVation at the Exchange Closing Date are automatically convertible (assuming that the Exchange Closing Date occurs on March 7, 2003, as currently anticipated), are considered to be outstanding for purposes of this calculation.

AMENDMENT NO. 3 TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This statement of amendment of Schedule 13D, filed on behalf of The TCW Group, Inc. and the several entities included herein (collectively, the "Reporting Persons"), relates to the Common Stock, par value $.001 per share ("Common Stock"), of Inland Resources Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 410 17th Street, Suite 700, Denver, Colorado 80202.

        Other than as set forth herein, there has been no material change in the information set forth in Items 1 though 7 of Schedule 13D, as previously amended.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 is hereby amended to add the following:

Reporting Person	State of Organization	Principal Business
The TCW Group, Inc.	Nevada	Investments
Inland Holdings, LLC	California	Investments
Trust Company of the West	California	Investments
TCW Royalty Company	California	Investments
TCW Asset Management Company	California	Investments
TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P	California	Investments

        The address of each reporting person is 865 S. Figueroa Street, Suite 1800, Los Angeles, CA 90017. During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        The consideration used by Holdings to acquire the shares of Common Stock that may be deemed beneficially owned by it by virtue of the Exchange Agreement is its agreement to exchange therefor the Issuer's $98,968,964 principal amount subordinated note, together with all accumulated interest thereon.

        The information with respect to the Exchange Agreement, the transactions contemplated thereby and related transactions set forth in Item 4 is hereby incorporated by reference into this Item 3.

        The information set forth in Item 6 with respect to the original issuance by the Issuer to Holdings of the Issuer's $98,968,964 subordinated note, and the term thereof, that Holdings will exchange for shares of the Issuer's Common Stock and Series F Preferred Stock pursuant to the Exchange Agreement is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION

        On January 30, 2003 the Issuer and its wholly owned subsidiary, Inland Production Company, entered into the Exchange Agreement with Holdings, an entity managed by an affiliate of Trust Company of the West, holder of the Issuer's $98,968,964 principal amount subordinated note, and SOLVation, holder of the Issuer's $5,000,000 principal amount junior subordinated note, both of which notes are in default. Pursuant to the Exchange Agreement, (i) Holdings will exchange a subordinated note of the Issuer held by it in the principal amount of $98,968,964, and all accumulated interest thereon, for (A) 22,053,000 shares of newly issued Common Stock and (B) 911,588 shares of the Issuer's Series F Preferred Stock, plus 338 shares per day for each day after November 30, 2002 up to and including the closing date of the transactions contemplated by the Exchange Agreement (the

"Exchange Closing Date") and (ii) SOLVation will exchange a junior subordinated note of the Issuer held by it in the principal amount of $5,000,000 and all accumulated interest thereon for 68,854 shares of the Issuer's Series F Preferred Stock, plus 27 shares per day for each day after November 30, 2002 up to and including the Exchange Closing Date. Because the issuance of shares of the Issuer's Series F Preferred Stock to SOLVation pursuant to the Exchange Agreement will occur only if additional shares of Common Stock and shares of Series F Preferred Stock are concurrently issued to Holdings, the shares of Common Stock issuable to Holdings at the Exchange Closing Date, and the shares of Common Stock into which the shares of Series F Preferred Stock issuable to Holdings at the Exchange Closing Date are automatically convertible (assuming that the Exchange Closing Date occurs on March 7, 2003, as currently anticipated), are considered to be outstanding for purposes of this filing. Upon closing of the transactions contemplated by the Exchange Agreement (the "Exchange"), Holdings, Hampton Investments, LLC ("Hampton") and SOLVation will own in the aggregate over 99% of the Issuer's Common Stock. The Exchange was unanimously approved by the Issuer's Board of Directors and is not required to be voted on by the Issuer's shareholders. A copy of the Exchange Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

        On February 3, 2003, the Issuer entered into an amendment to its bank credit agreement pursuant to which the banks consented to the Exchange and waived an existing default arising from the Issuer's failure to comply with a financial covenant relating to a leverage ratio. Upon completion of the Exchange, certain modifications to the financial and other covenants will become effective. The Issuer has also agreed with SOLVation to amend, at the closing of the Exchange, the note purchase agreement pursuant to which the Issuer previously issued to SOLVation a senior subordinated note in the principal amount of $5,000,000, and which will remain outstanding following the Exchange. This amendment will conform certain covenants and other provisions of the note purchase agreement to parallel provisions in the bank credit agreement, as amended through the closing date of the Exchange.

        Immediately following consummation of the Exchange, Holdings, Hampton and SOLVation (together, the "Affiliated Shareholders") will contribute all of the Inland capital stock held by them to a new Delaware corporation ("Newco"), 92.5% of the outstanding capital stock of which will be owned by Holdings and 7.5% of which will be owned in the aggregate by Hampton and SOLVation. Promptly following its formation and capitalization, Newco will effect a "short form" merger of the Issuer with and into Newco pursuant to the Washington Business Corporation Act and the Delaware General Corporation Law (the "Merger"). In the Merger, shareholders of the Issuer other than the Affiliated Shareholders will be entitled to receive a cash payment of $1.00 per share of Common Stock. In the alternative, shareholders may exercise dissenters' rights, as provided by the Washington Business Corporation Act. Upon consummation of the Merger, the Issuer's Common Stock will be deregistered and Issuer will no longer exist as a publicly traded company. The Merger will not require any vote, approval or other action by any of the Issuer, its shareholders or the Issuer's Board of Directors.

        Pursuant to Rule 13e-3 promulgated by the Securities and Exchange Commission (the "SEC") under the Act, which applies to "going private" transactions such as the Merger, at least 20 days prior to completing the Exchange, the Issuer and the Affiliated Shareholders are required to disseminate to the Issuer's unaffiliated minority shareholders a statement (the "Transaction Statement") describing in more detail the Exchange and the Merger and related transactions and, among other things, the factors considered by the Issuer's Board of Directors and the Affiliated Shareholders in deciding to pursue these transactions. On February 5, 2003, such persons filed with the SEC a Schedule 13E-3 Transaction Statement containing prescribed disclosure with respect to the "going private" transaction to be effected pursuant to the Exchange and Merger. The Exchange and Merger are expected to close in early to mid-March (approximately 30 days following the filing of the Transaction Statement with the SEC), subject to satisfaction of customary closing conditions. For purposes of this filing, the Reporting Persons have assumed that the closing date will be March 7, 2003.

        The primary purpose of the Exchange is to restructure an aggregate of approximately $120 million of subordinated debt owed to Holdings and SOLVation into non-interest bearing equity, resulting in an improvement in shareholders' equity as of September 30, 2002 on a pro forma basis from a negative ($40.9 million) to a positive $77 million, and savings of approximately $13 million in annual interest expense.

        The purpose of the Merger is to enable the Issuer to terminate the registration of the Common Stock under Section 12(g) of the Act and to eliminate public ownership of its shares. As a result of the Exchange, shareholders other than the Affiliated Shareholders will own in the aggregate less than 0.2% of the Issuer's outstanding Common Stock, and as a result, any trading market for the Issuer's shares will be even less liquid than it is at present. Giving effect to the Exchange, any benefit preserved by maintaining the Issuer's status as a public company with shares registered under the Act is greatly outweighed by the expense and other burdens imposed upon the Issuer and its management in maintaining such status. The Issuer expects to save approximately $150,000 in direct annual expense associated with maintaining public company status as well as relieve the administrative burden on the Issuer's management and employees associated with the preparation of periodic reports and other information required to be prepared by public companies and filed with the SEC and/or furnished to shareholders.

Further information with respect to the Exchange and Merger is set forth below:

STEP 1: EXCHANGE OF SUBORDINATED NOTES FOR COMMON STOCK AND SERIES F PREFERRED STOCK
Exchange:
In the Exchange, Holdings will exchange a subordinated note in the principal amount of $98,968,964, plus all accrued and unpaid interest thereon, for (i) 22,053,000 shares of the Common Stock and (ii) 911,588 shares of the Issuer's Series F Preferred Stock plus 338 such shares per day for each day from and after November 30, 2002 until the closing. SOLVation will exchange its junior subordinated note in the principal amount of $5,000,000, plus all accrued and unpaid interest thereon, for 68,854 shares of the Issuer's Series F Preferred Stock plus 27 such shares per day for each day from and after November 30, 2002 until the closing.
Terms of Series F Preferred Stock:
Securities:
20,000,000 shares of the Issuer's Class A Preferred Stock are authorized. 1,100,000 shares of the Issuer's Class A Preferred Stock will be designated Series F Preferred Stock, and the Issuer contemplates issuing approximately 1,000,000 shares of Series F Preferred Stock, in the aggregate, pursuant to the Exchange.
Voting Rights:	Votes with the Common Stock on an "as converted" basis and separately as a class to approve certain major decisions that could alter the rights of the holders.
Liquidation Preference:
In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of the Series F Preferred Stock are entitled to receive, in preference to the holders of the Common Stock but only after payment in full of all senior indebtedness, a per share amount equal to $100, as adjusted for any stock dividends, combinations or splits with respect to such share.
Automatic Conversion:
Each share of Series F Preferred Stock will be automatically converted into 100 shares of Common Stock (representing a conversion price of $1.00 per share of Common Stock) when a sufficient number of shares of Common Stock have been authorized.
Effect of Merger:	The Series F Preferred Stock will be cancelled in the Merger along with all other Inland securities.
STEP 2: MODIFICATION OF THE COMPANY'S SENIOR BANK CREDIT FACILITY

The Issuer's bank lenders have agreed to the modifications outlined below, subject in part to the closing of the Exchange: The banks will consent to all transactions contemplated by the Exchange Agreement.

The banks will extend the Issuer's borrowing base of $83.5 million through July 31, 2003 and provide an additional credit commitment of $5 million for letters of credit to support commodity pricing hedging and secure certain EPA bonding obligations.

The banks will extend the maturity date on which the revolving facility converts to a term loan to September 30, 2004 and permit the term loan to be paid in installments with a final maturity date of December 31, 2008, if the Issuer obtains a capital contribution of $15 million of equity, debt or other property approved by the banks by December 31, 2003.
The banks will modify certain financial covenants.

The banks will grant a 10-day notice and grace period with respect to violations of negative covenants (before acceleration can commence) not including defaults in the payment of obligations to the banks. All existing defaults will be waived.
The Issuer will agree to hedge specified percentages of its net oil and gas production by specified dates.
STEP 3: MODIFICATION OF THE SENIOR SUBORDINATED NOTE

The terms of the Senior Subordinated Note Purchase Agreement dated as of August 2, 2001 (regarding the senior subordinated note held by SOLVation in the principal amount of $5,000,000) will be amended to extend the maturity date to be six months after the banks' maturity date (or earlier repayment in full) but no later than July 1, 2009; provided that if the Issuer enters into any additional borrowings during the term period of the bank credit facility, the senior subordinated note must be repaid in full; and to amend and conform affirmative and negative covenants to the bank credit agreement.

STEP 4: GOING PRIVATE TRANSACTION
Formation of Newco:
The Affiliated Shareholders will form a new Delaware corporation to be named Inland Resources Inc. ("Newco"). Immediately following completion of Steps 1, 2 and 3 above, Holdings will contribute to Newco all of its holdings of the Common Stock and Series F Preferred Stock in exchange for 92.5% of the common stock of Newco, and each of Hampton and SOLVation will contribute to Newco all of their holdings of Common Stock and Series F Preferred Stock, respectively, in exchange for an aggregate of 7.5% of the common stock of Newco. Newco will then own approximately 99.8% of the Issuer's Common Stock and Common Stock equivalents.
Short-Form Merger:
Upon the closing of the Exchange, the Issuer will be merged with and into Newco, with Newco surviving as a Delaware corporation. No action is required by Inland's shareholders or Board of Directors under the relevant provisions of Washington and Delaware law with respect to a merger of a subsidiary owned more than 90% by its parent corporation. All outstanding shares and options to purchase shares of the Issuer will be cancelled in the Merger, and shareholders of the Issuer other than Newco and unaffiliated shareholders who exercise their statutory dissenters' rights will receive $1.00 per share in cash in payment of their cancelled shares.
Appraisal Rights:
Shareholders of Inland have the right to dissent from the Merger and have a court appraise the value of their shares. Shareholders electing this remedy must comply with the procedures of Section 23B.13 of the Washington Business Corporation Act. Shareholders electing to exercise their right of appraisal will not receive the $1.00 per share paid to all other public shareholders, but will instead receive the appraised value, which may be more or less than $1.00 per share.
Effect of the Merger:
The Merger will result in the Issuer terminating its status as a reporting company under the Act and its stock ceasing to be traded on the OTCBB. Its successor, Newco, will be a private company owned by three shareholders. Newco will assume all obligations of the Issuer as a result of the Merger.
Management Options:
Marc MacAluso and Bill I. Pennington, executive officers of the Issuer, will each receive an amendment to their existing Employment Agreements with the Issuer, which will survive and be assumed by Newco. Such agreements will provide that Mr. MacAluso and Mr. Pennington will receive new, fully vested options to purchase 4% and 3%, respectively, of the common stock of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Issuer in the Merger and the outstanding number of shares of Common Stock and Common Stock equivalents immediately prior to the Merger. Similar options were contained in their employment agreements with the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended and restated in its entirety as follows:

  (a)
  Each Reporting Person may be deemed to be the beneficial owner of 297,196 shares of Common Stock currently held by Holdings plus 116,490,400 shares of Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons (collectively, 92.3% of the total number of shares outstanding assuming consummation of the Exchange on March 7, 2003 and the conversion of the Series F Preferred Stock).

  (b)
  Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 116,787,596 shares of Common Stock of the Issuer (92.3% of the total number of shares outstanding assuming consummation of the Exchange on March 7, 2003 and the conversion of the Series F Preferred Stock).

        Trust Company of the West, as Sub-Custodian ("TCW as Sub-Custodian") and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. ("Portfolio") are the members of Holdings. TCW as Sub-Custodian and Portfolio have discretionary authority and control over all of the assets of Holdings pursuant to the Operating Agreement of Holdings, including the power to vote and dispose of the Issuer's capital stock held by Holdings.

        In addition, TCW Royalty Company ("TCW Royalty"), as the managing general partner of Portfolio, has discretionary authority and control, together with TCW as Sub-Custodian, of Holdings, including the power to vote and dispose of the Issuer's capital stock held in the name of Holdings.

        TCW Asset Management Company ("TAMCO"), as the parent corporation of TCW Royalty and as the investment manager, also has the power, together with TCW as Sub-Custodian, to vote and dispose of the shares of the Issuer's capital stock held by Holdings.

        Each of TCW as Sub-Custodian, Portfolio, TCW Royalty and TAMCO, as a parent corporation or partnership or as a managing partner or member of Holdings, may be deemed to beneficially own the shares of the Issuer held by Holdings. Each of TAMCO and Trust Company of the West (other than in its capacity as TCW as Sub-Custodian) disclaims beneficial ownership of the Issuer's capital stock (or capital stock equivalents) and the filing of this statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this statement.

  (c)
  Except for the transactions contemplated by the Exchange Agreement, which are described in Item 4 of this Amendment No. 3 and hereby incorporated by reference into this Item 5, there have been no transactions effected by any Reporting Person with respect to any shares of Common Stock since December 13, 2002 (60 days prior to the date hereof).

  (d)
  The members of Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held by Holdings in accordance with their respective ownership interests in Holdings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information with respect to the Exchange Agreement, the transactions contemplated thereby and related transactions set forth in Item 4, to the extent relevant to this Item 6, is hereby incorporated by reference herein.

        On August 2, 2001, in conjunction with the issuance of the two subordinated notes to SOLVation, shares of preferred stock held by Holdings were exchanged for an unsecured subordinated note due September 30, 2009 and $2,000,000 in cash from the Issuer. The note amount was for $98,968,964, which represented the face value plus accrued dividends of the exchanged preferred stock as of August 2, 2001 (the "Senior Sub Note"). The interest rate is 11% per annum compounded quarterly. Interest is payable in arrears in cash subject to the approval from the Issuer's bank lenders and accumulates if not paid in cash. Interest is payable quarterly in arrears, commencing on the earlier of September 30, 2005 or the end of the first calendar quarter after the bank debt has been reduced to

$40,000,000 or less, subject to compliance with the restrictions thereon contained in separate subordination agreements with the Issuer's bank lenders and with SOLVation, as holder of the Issuer's $5,000,000 senior subordinated note. Beginning the earlier of two years prior to the maturity date or the first December 30 after the repayment in full of the Issuer's bank debt, subject to both such agreements, the Issuer will make equal annual principal payments of one third of the original principal amount of the Holdings subordinated note. All unpaid principal or interest is due in full on the September 30, 2009 maturity date. Prior to the September 30, 2009 maturity date, subject to compliance with the restrictions thereon contained in separate subordination agreements with the Issuer's bank lenders and SOLVation, as holder of the Issuer's $5,000,000 senior subordinated note, the Issuer may prepay the Holdings subordinated note in whole or in part with no penalty. Due to the related party nature of this transaction, the difference between the aggregate subordinated note balance and the $2,000,000 cash payment to Holdings and the aggregate liquidation value of the preferred stock plus accrued dividends of $13,083,000 was recorded as an increase to additional paid-in capital. As part of the 2001 restructuring, Holdings also sold to Hampton 1,455,390 shares of Common Stock which Holdings then held. Holdings also terminated certain option rights to purchase the Issuer's Common Stock. However, Holdings has the right to nominate one person to the Issuer's Board of Directors. In connection with this series of transactions, Inland, Holdings and Hampton also executed the Shareholders Agreement.

        The Senior Sub Note will be exchanged for equity securities of the Issuer pursuant to the Exchange Agreement described in Item 4 and, upon consummation of the Exchange, the Senior Sub Note described above shall be cancelled.

        In connection with the August 2001 exchange transaction, pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated August 2, 2001, by and among the Issuer, Holdings and Hampton, the Issuer granted certain demand and piggyback registration rights to Hampton and Holdings in respect of Common Stock held by them. The Registration Rights Agreement will be amended and restated by the parties thereto pursuant to the Exchange Agreement. The form of the Second Amended and Restated Registration Rights Agreement is attached to the Exchange Agreement as Exhibit E thereto and provides for piggyback registration rights and preemptive rights.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The summaries of the transactions and agreements in this Schedule are not intended to be complete and are qualified in their entirety by reference to the Exhibits hereto which are incorporated herein by reference.

Ex. 1	Exchange and Stock Issuance Agreement, dated as of January 30, 2003, by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation, Inc., filed as an Exhibit to the Issuer's Form 8-K dated February 3, 2003 and incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 12th day of February, 2003.

THE TCW GROUP, INC.

By:	/s/ LAZARUS N. SUN
	Name:	Lazarus N. Sun
	Title:	Authorized Signatory

TRUST COMPANY OF THE WEST

By:	/s/ THOMAS F. MEHLBERG
	Name:	Thomas F. Mehlberg
	Title:	Authorized Signatory

TCW ASSET MANAGEMENT COMPANY

By:	/s/ THOMAS F. MEHLBERG
	Name:	Thomas F. Mehlberg
	Title:	Authorized Signatory

TCW ROYALTY COMPANY V

By:	/s/ THOMAS F. MEHLBERG
	Name:	Thomas F. Mehlberg
	Title:	Authorized Signatory

TCW PORTFOLIO NO. 1555 DR V SUB-CUSTODY PARTNERSHIP, L.P.

By:	TCW ROYALTY COMPANY, its managing general partner

	By:	/s/ THOMAS F. MEHLBERG
		Name:	Thomas F. Mehlberg
		Title:	Authorized Signatory

INLAND HOLDINGS LLC

By:	TRUST COMPANY OF THE WEST, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, as member

	By:	/s/ THOMAS F. MEHLBERG
		Name:	Thomas F. Mehlberg
		Title:	Authorized Signatory

By:	TCW PORTFOLIO NO. 1555 DR V SUB-CUSTODY PARTNERSHIP, L.P., as member

	By:	TCW ROYALTY COMPANY V, as managing general partner

	By:	/s/ THOMAS F. MEHLBERG
		Name:	Thomas F. Mehlberg
		Title:	Authorized Signatory

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  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
  ITEM 4. PURPOSE OF THE TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE